

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. Barry M. Yantis
Chief Executive Officer
Chase General Corporation
1307 South 59th
St. Joseph, Missouri 64507

> **Re:** **Chase General Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 27, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 2-05916**

Dear Mr. Yantis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K Filed September 27, 2010

General

1. We believe that an amendment to your annual report will be required to resolve the comments in this letter. Please also revise your subsequent interim reports as necessary to comply with all applicable comments.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 18

2.   We note that while you included a page header indicating an audit report would be filed with your Form 10-K, the document is incomplete as the audit report does not appear in your filing. Please amend your filing to include a complete report from your independent auditors Mayer Hoffman McCann P.C.

Controls and Procedures, page 36

3.   We note that you explain how your disclosure controls and procedures are effective without addressing certain aspects of the definition. Please modify your disclosure in point (a) to clarify whether you also concluded that your disclosure controls and procedures were effective at providing reasonable assurance that the information required to be disclosed in your reports is recorded, processed, summarized and reported within the time periods specified in our rules and forms. An alternative would be to simply state whether disclosure controls and procedures were found to be effective or not effective based on your evaluation without attempting to explain the extent of effectiveness.

4.   Given that you omitted the audit report that is required in your filing please add disclosure clarifying that although you previously concluded that your disclosure controls and procedures were effective, in light of this omission it is evident that these controls and procedures were not actually effective at the time of filing your report. If you implement procedures to ensure that filings made subsequent to this letter do not omit required information, please disclose any changes impacting your internal control over financial reporting. Please contact us by telephone if you require further clarification or guidance prior to filing your amendments.

5.   Your disclosure in point (c) includes imprecise terminology and does not satisfy the disclosure requirement in Item 308(c) of Regulation S-K, as it pertains to the period for which changes in internal control over financial reporting must be described. Please modify your disclosure to state whether there was *any* change in your internal control over financial reporting during *the last fiscal quarter* covered by your annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 32.1

6.   Please ensure that your filing includes certifications signed by both your chief executive officer and chief financial officer to comply with Rule 15d-14(a) of the Exchange Act. If the same officer assumes both functions, the certifications signed by such officer must show both titles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief